TIDAL CREEK PICKLEHOUSE LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024, AND FOR THE PERIOD FROM INCEPTION (AUGUST 7, 2024) TO DECEMBER 31, 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Tidal Creek Picklehouse LLC
Myrtle Beach, South Carolina

We have reviewed the accompanying financial statements of Tidal Creek Picklehouse LLC (the "Company,"), which comprise the balance sheet as of December 31, 2024, and the related statement of operations, statement of member's equity, and cash flows for the period from Inception (August 7, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 1, 2025
Los Angeles, California

TIDAL CREEK PICKLEHOUSE LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2024
(USD)	
ASSETS	
Current Assets:	
Cash	$ -
Total Current Assets	**-**
TOTAL ASSETS	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Total Liabilities	**$ -**
MEMBER'S EQUITY	
Members' Equity	-
Total Members' Equity	**-**
Total Liabilities and Members' Equity	**$ -**

See accompanying notes to financial statements.

	For the period from Inception (August 7, 2024) to December 31, 2024
(USD)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	**-**
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

TIDAL CREEK PICKLEHOUSE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
(UNAUDITED)

(USD)	Member's Equity
Inception Date- August 7, 2024	$ -
Net income/(loss)	-
Balance—December 31, 2024	$ -

See accompanying notes to financial statements.

TIDAL CREEK PICKLEHOUSE LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

(USD)	For the period from Inception (August 7, 2024) to December 31, 2024
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By /(Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	**-**
Change In Cash	**-**
Cash—Beginning Of The Day	-
Cash—End Of The Day	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid For Interest	**$ -**
Cash Paid for Tax	

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Tidal Creek Picklehouse LLC was incorporated on August 7, 2024, in the state of South Carolina. The financial statements of Tidal Creek Picklehouse, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Myrtle Beach, South Carolina.

Tidal Creek Picklehouse LLC is a pre-revenue, pre-operational company based in Myrtle Beach, South Carolina, developing a combined pickleball facility, restaurant, and brewery focused on community, locally inspired brews, and events.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements are issued

3.   MEMBERS' EQUITY

As of December 31, 2024, no units were issued and outstanding.

4.   RELATED PARTY

The Company is managed by Adrian Sawczuk and Dara Liberatore-Sawczuk, who are considered related parties under ASC 850. There were no related party transactions during the period ended August 7, 2024, and no membership units had been issued as of that date.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. GOING CONCERN

The Company lacks significant working capital and has only recently formed. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that no events or transactions have occurred that would require adjustment to or disclosure in the financial statements.